Exhibit 99.1

Pinnacle Food Group Limited Appoints Dunruo Andrew Zhu as President of Asia Pacific

Vancouver, BC, July 24, 2025 (GLOBE NEWSWIRE) -- Pinnacle Food Group Limited (NASDAQ: PFAI) (“PFAI” or “the Company”), a

leading innovator in the smart farming industry, is pleased to announce the appointment of Dunruo Andrew Zhu as President of Asia Pacific, effective immediately. With over 30 years of experience in commercial real estate and a proven track record of leadership, Mr. Zhu will spearhead the Company’s expansion strategy across the Asia Pacific region.

Previously, Mr. Zhu served as Senior Managing Director of CBRE China, where he oversaw operations and led transformative growth initiatives. Mr. Zhu was the Co-Founder and President of E-Commercial China, the leading commercial real estate services provider in the Greater China region. His extensive expertise in navigating complex markets and building strategic partnerships will be instrumental in strengthening the presence of Pinnacle Food in key Asia Pacific markets.

Reporting directly to CEO Jiulong You, Mr. Zhu will oversee the Company’s regional business operations, with a focus on accelerating growth, expanding market share and delivering exceptional value to customers and stakeholders.

“Mr. Zhu’s deep industry knowledge and leadership experience make him the ideal choice to lead our Asia Pacific operations. We are thrilled to welcome him to our team and look forward to his contributions in driving our growth in this dynamic region,” said Mr. You.

“I am honored to join Pinnacle Food Group and lead its expansion in Asia Pacific,” said Dunruo Andrew Zhu. “The Company’s commitment to innovation and quality aligns closely with my vision for growth, and I am excited to work with the team to unlock new opportunities in this vibrant market.”

About Pinnacle Food Group Limited:

Incorporated in Cayman Islands, Pinnacle Food Group Limited sells smart hydroponic growing systems and technical support services to individual households, community groups, and urban farms. Pinnacle offers both tailored hardware solutions and data-driven support, allowing users to optimize their smart farming productivity. For more information, please visit the Company’s website at www.pinnaclefoodinc.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not limited to historical facts, but reflect Pinnacle’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “seek,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those risks discussed under the heading “Risk Factors” in Pinnacle’s recent Annual Report on Form 20-F filed with the SEC. These forward-looking statements are made only as of the date hereof, and, except as required by applicable law or regulation, Pinnacle undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Pinnacle Food Group Limited Investor Contact:

Wencai Pan

Chief Financial Officer

Office: +1 604 727 7204

Email: ir@pinnaclefoodinc.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: info@skylineccg.com